                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                           ------------------------


                                   FORM 11-K

                  /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

                / / TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996
                         Commission File No: 0-25058

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    FLORES & RUCKS, INC. 401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Flores & Rucks, Inc.
                       8440 Jefferson Highway, Suite 420
                          Baton Rouge, Louisiana 70809
                                 (504) 927-1450

                [PROVOST SALTER HARPER & ALFORD LLC LETTERHEAD]


                              FLORES & RUCKS, INC.
                              401(k) SAVINGS PLAN

                                FINANCIAL REPORT

                               DECEMBER 31, 1996

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
TABLE OF CONTENTS                                            DECEMBER 31, 1996

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS                            1

FINANCIAL STATEMENTS
   Statement of Net Assets Available for Benefits - December 31, 1996               2
   Statement of Net Assets Available for Benefits - December 31, 1995               5
   Statement of Changes in Net Assets Available for Benefits - December 31, 1996    8
   Statement of Changes in Net Assets Available for Benefits - December 31, 1995   11
   Notes to Financial Statements                                                   15

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION                      21

SUPPLEMENTARY INFORMATION
   Assets Held for Investment Purposes                 Schedule 1                  22
   Reportable Transactions                             Schedule 2                  24




Note: There were no prohibited party-in-interest transactions, no leases, and no loans or fixed income obligations in default or classified as uncollectible during the year ended December 31, 1996. A schedule of investment assets which were both acquired and disposed of within the Plan year is not necessary since all such transactions involve either common investment funds or instruments for short term money management (such as interests in mutual funds and short term commercial paper ranked in the highest rating category).

                [PROVOST SALTER HARPER & ALFORD LLC LETTERHEAD]


                          INDEPENDENT AUDITOR'S REPORT



To the Trustees
Flores & Rucks, Inc. 401(k) Savings Plan
Baton Rouge, Louisiana


We have audited the accompanying statements of net assets available for benefits with fund information of the Flores & Rucks, Inc. 401(k) Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits with fund information for the years ended December 31, 1996 and 1995. These financial statements are the representation of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Flores & Rucks, Inc. 401(k) Savings Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.

PROVOST, SALTER, HARPER & ALFORD, L.L.C.


/s/ PROVOST, SALTER, HARPER & ALFORD, L.L.C.


May 2, 1997

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS                DECEMBER 31, 1996

                                                                         PARTICIPANT DIRECTED
                                               -----------------------------------------------------------------------
                                               GUARANTEED      MONEY     GOVERNMENT   BOND AND     BOND       STOCK
                                                INTEREST      MARKET     SECURITIES   MORTGAGE   EMPHASIS    EMPHASIS
ASSETS                                           ACCOUNT      ACCOUNT     ACCOUNT     ACCOUNT     ACCOUNT     ACCOUNT
------                                          ---------    ---------   ---------   ---------   ---------   ---------
INVESTMENTS
  At fair value
    Shares of registered investment companies   $      --    $      --   $      --   $      --   $      --    $     --
    Shares of pooled separate accounts                 --      134,983       1,103      21,956      83,108     148,954
    Insurance company unallocated contracts       132,606           --          --          --          --          --
    Participant loans                                  --           --          --          --          --          --
    Common stock                                       --           --          --          --          --          --
                                                ---------    ---------   ---------   ---------   ---------   ---------
      Total investments at fair value             132,606      134,983       1,103      21,956      83,108     148,954
                                                ---------    ---------   ---------   ---------   ---------   ---------
RECEIVABLES
  Contributions - employer                          2,373        2,417         229       1,303       2,493       2,913
  Contributions - employee                          2,873        3,010         230       3,191       2,293       3,640
                                                ---------    ---------   ---------   ---------   ---------   ---------
      Total receivables                             5,246        5,427         459       4,494       4,786       6,553
                                                ---------    ---------   ---------   ---------   ---------   ---------
BENEFITS PAYABLE                                  (10,078)          --          --          --          --          --
                                                ---------    ---------   ---------   ---------   ---------   ---------
NET ASSETS AVAILABLE FOR BENEFITS               $ 127,774    $ 140,410   $   1,562   $  26,450   $  87,894   $ 155,507
                                                =========    =========   =========   =========   =========   =========

                                                         Continued on next page.
See Notes to Financial Statements.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, CONTINUED     DECEMBER 31, 1996

                                                                        PARTICIPANT DIRECTED
                                               -------------------------------------------------------------------------
                                                 STOCK        U. S.      MEDIUM      MEDIUM       SMALL
                                                 INDEX        STOCK      COMPANY     COMPANY     COMPANY   INTERNATIONAL
ASSETS                                          ACCOUNT      ACCOUNT      VALUE       BLEND       BLEND        STOCK
------                                         ---------    ---------   ---------   ---------   ---------  -------------
INVESTMENTS
  At fair value
    Shares of registered investment companies  $      --    $      --   $      --   $      --   $     --        $   --
    Shares of pooled separate accounts            87,845       50,155      62,309     268,051     266,466      128,582
    Insurance company unallocated contracts           --           --          --          --          --           --
    Participant loans                                 --           --          --          --          --           --
    Common stock                                      --           --          --          --          --           --
                                               ---------    ---------   ---------   ---------   ---------    ---------
      Total investments at fair value             87,845       50,155      62,309     268,051     266,466      128,582
                                               ---------    ---------   ---------   ---------   ---------    ---------
RECEIVABLES
  Contributions - employer                         2,918        2,577       6,562       6,115       8,532        3,302
  Contributions - employee                         3,397        3,322       3,792       7,738      11,763        4,624
                                               ---------    ---------   ---------   ---------   ---------    ---------
      Total receivables                            6,315        5,899      10,354      13,853      20,295        7,926
                                               ---------    ---------   ---------   ---------   ---------    ---------
BENEFITS PAYABLE                                  (5,795)          --          --          --     (13,476)      (2,847)
                                               ---------    ---------   ---------   ---------   ---------    ---------
NET ASSETS AVAILABLE FOR BENEFITS              $  88,365    $  56,054   $  72,663   $ 281,904   $ 273,285    $ 133,661
                                               =========    =========   =========   =========   =========    =========

                                                         Continued on next page.
See Notes to Financial Statements.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, CONTINUED     DECEMBER 31, 1996

                                                           PARTICIPANT DIRECTED
                                         ---------------------------------------------------------
                                                           THE                        WASHINGTON
                                            REAL        INVESTMENT        NEW            MUTUAL
                                           ESTATE       COMPANY OF     PERSPECTIVE     INVESTORS
ASSETS                                     ACCOUNT        AMERICA         FUND            FUND
------                                   -----------    -----------    -----------    -----------
INVESTMENTS
  At fair value
    Shares of registered investment
      companies                          $        --    $   958,818    $ 1,100,388    $ 1,717,273
    Shares of pooled separate accounts         1,967             --             --             --
    Insurance company unallocated
      contracts                                   --             --             --             --
    Participant loans                             --             --             --             --
    Common stock                                  --             --             --             --
                                         -----------    -----------    -----------    -----------
      Total investments at fair value          1,967        958,818      1,100,388      1,717,273
                                         -----------    -----------    -----------    -----------
RECEIVABLES
  Contributions - employer                        15         14,097         12,344         24,756
  Contributions - employee                        16         20,262         19,413         36,738
                                         -----------    -----------    -----------    -----------
      Total receivables                           31         34,359         31,757         61,494
                                         -----------    -----------    -----------    -----------
BENEFITS PAYABLE                                (976)       (16,542)       (20,487)       (17,539)
                                         -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS        $     1,022    $   976,635    $ 1,111,658    $ 1,761,228
                                         ===========    ===========    ===========    ===========


                                                  PARTICIPANT DIRECTED
                                         ----------------------------------------
                                         FLORES AND    PARTICIPANTS
                                         RUCKS, INC.      NOTES
ASSETS                                      STOCK          FUND          TOTAL
------                                   -----------  -------------   -----------
INVESTMENTS
  At fair value
    Shares of registered investment
      companies                          $        --    $        --   $ 3,776,479
    Shares of pooled separate accounts            --             --     1,255,479
    Insurance company unallocated
      contracts                                   --             --       132,606
    Participant loans                             --        326,632       326,632
    Common stock                           2,458,467             --     2,458,467
                                         -----------    -----------   -----------
      Total investments at fair value      2,458,467        326,632     7,949,663
                                         -----------    -----------   -----------
RECEIVABLES
  Contributions - employer                    29,350             --       122,296
  Contributions - employee                    37,872          8,092       172,266
                                         -----------    -----------   -----------
      Total receivables                       67,222          8,092       294,562
                                         -----------    -----------   -----------
BENEFITS PAYABLE                             (66,810)            --      (154,550)
                                         -----------    -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS        $ 2,458,879    $   334,724   $ 8,089,675
                                         ===========    ===========   ===========

                                                        Continued on next page.
See Notes to Financial Statements.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS                DECEMBER 31, 1995

                                                                          PARTICIPANT DIRECTED
                                               -------------------------------------------------------------------------
                                               GUARANTEED      MONEY     GOVERNMENT    BOND AND      BOND        STOCK
                                                INTEREST       MARKET    SECURITIES    MORTGAGE     EMPHASIS   EMPHASIS
ASSETS                                           ACCOUNT      ACCOUNT      ACCOUNT     ACCOUNT      ACCOUNT     ACCOUNT
------                                         ----------    ---------   ----------   ---------    ---------   ---------
INVESTMENTS
  At fair value
    Shares of registered investment companies   $      --    $      --    $      --   $      --    $      --   $      --
    Shares of pooled separate accounts                 --       49,203        2,524      28,013       59,866      96,729
    Insurance company unallocated contracts       114,697           --           --          --           --          --
    Participant loans                                  --           --           --          --           --          --
    Common stock                                       --           --           --          --           --          --
                                                ---------    ---------    ---------   ---------    ---------   ---------
      Total investments at fair value             114,697       49,203        2,524      28,013       59,866      96,729
                                                ---------    ---------    ---------   ---------    ---------   ---------
RECEIVABLES
  Contributions - employer                            560        1,192           65         842        1,793       1,737
  Contributions - employee                          1,276        1,918          144       1,140        1,993       2,340
                                                ---------    ---------    ---------   ---------    ---------   ---------
      Total receivables                             1,836        3,110          209       1,982        3,786       4,077
                                                ---------    ---------    ---------   ---------    ---------   ---------
BENEFITS PAYABLE                                   (9,569)         (68)          --        (279)          --        (141)
                                                ---------    ---------    ---------   ---------    ---------   ---------
NET ASSETS AVAILABLE FOR BENEFITS               $ 106,964    $  52,245    $   2,733   $  29,716    $  63,652   $ 100,665
                                                =========    =========    =========   =========    =========   =========

See Notes to Financial Statements.                       Continued on next page.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, CONTINUED     DECEMBER 31, 1995

                                                                          PARTICIPANT DIRECTED
                                                --------------------------------------------------------------------------
                                                  STOCK        U. S.      MEDIUM       MEDIUM       SMALL
                                                  INDEX        STOCK      COMPANY      COMPANY     COMPANY   INTERNATIONAL
ASSETS                                           ACCOUNT      ACCOUNT      VALUE        BLEND       BLEND        STOCK
------                                          ---------    ---------   ---------    ---------   ---------  -------------
INVESTMENTS
  At fair value
    Shares of registered investment companies   $      --    $      --   $      --    $      --   $      --    $      --
    Shares of pooled separate accounts             49,618       15,863      31,399       73,852      95,783       63,045
    Insurance company unallocated contracts            --           --          --           --          --           --
    Participant loans                                  --           --          --           --          --           --
    Common stock                                       --           --          --           --          --           --
                                                ---------    ---------   ---------    ---------   ---------    ---------
      Total investments at fair value              49,618       15,863      31,399       73,852      95,783       63,045
                                                ---------    ---------   ---------    ---------   ---------    ---------
RECEIVABLES
  Contributions - employer                          1,989        1,500       1,132        3,246       5,546        1,655
  Contributions - employee                          2,918        2,546       1,480        4,739      10,227        2,986
                                                ---------    ---------   ---------    ---------   ---------    ---------
      Total receivables                             4,907        4,046       2,612        7,985      15,773        4,641
                                                ---------    ---------   ---------    ---------   ---------    ---------
BENEFITS PAYABLE                                   (4,333)          --      (3,256)          --      (2,178)      (2,097)
                                                ---------    ---------   ---------    ---------   ---------    ---------
NET ASSETS AVAILABLE FOR BENEFITS               $  50,192    $  19,909   $  30,755    $  81,837   $ 109,378    $  65,589
                                                =========    =========   =========    =========   =========    =========

See Notes to Financial Statements.                       Continued on next page.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, CONTINUED     DECEMBER 31, 1995

                                                                   PARTICIPANT DIRECTED
                                                --------------------------------------------------------
                                                                   THE                       WASHINGTON
                                                   REAL        INVESTMENT        NEW            MUTUAL
                                                  ESTATE       COMPANY OF     PERSPECTIVE     INVESTORS
ASSETS                                            ACCOUNT        AMERICA         FUND            FUND
------                                          -----------    -----------    -----------    -----------
INVESTMENTS
  At fair value
    Shares of registered investment companies   $        --    $   636,332    $   727,173    $ 1,059,178
    Shares of pooled separate accounts                1,456             --             --             --
    Insurance company unallocated contracts              --             --             --             --
    Participant loans                                    --             --             --             --
    Common stock                                         --             --             --             --
                                                -----------    -----------    -----------    -----------
      Total investments at fair value                 1,456        636,332        727,173      1,059,178
                                                -----------    -----------    -----------    -----------
RECEIVABLES
  Contributions - employer                               18         11,542         10,682         18,856
  Contributions - employee                               19         18,879         19,116         31,538
                                                -----------    -----------    -----------    -----------
      Total receivables                                  37         30,421         29,798         50,394
                                                -----------    -----------    -----------    -----------
BENEFITS PAYABLE                                       (907)       (21,134)       (24,615)       (21,663)
                                                -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS               $       586    $   645,619    $   732,356    $ 1,087,909
                                                ===========    ===========    ===========    ===========

                                                          PARTICIPANT DIRECTED
                                                ----------------------------------------
                                                FLORES AND    PARTICIPANTS
                                                RUCKS, INC.      NOTES
ASSETS                                             STOCK          FUND          TOTAL
------                                          -----------   ------------   -----------
INVESTMENTS
  At fair value
    Shares of registered investment companies   $        --    $        --   $ 2,422,683
    Shares of pooled separate accounts                   --             --       567,351
    Insurance company unallocated contracts              --             --       114,697
    Participant loans                                    --        187,742       187,742
    Common stock                                    454,254             --       454,254
                                                -----------    -----------   -----------
      Total investments at fair value               454,254        187,742     3,746,727
                                                -----------    -----------   -----------
RECEIVABLES
  Contributions - employer                           15,132             --        77,487
  Contributions - employee                           26,128          4,281       133,668
                                                -----------    -----------   -----------
      Total receivables                              41,260          4,281       211,155
                                                -----------    -----------   -----------
BENEFITS PAYABLE                                    (19,764)            --      (110,004)
                                                -----------    -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS               $   475,750    $   192,023   $ 3,847,878
                                                ===========    ===========   ===========

See Notes to Financial Statements.                       Continued on next page.

================================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
--------------------------------------------------------------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE        YEAR ENDED DECEMBER 31, 1996
FOR BENEFITS


                                                                           PARTICIPANT DIRECTED
                                                 -------------------------------------------------------------------------
                                                 GUARANTEED     MONEY     GOVERNMENT    BOND AND      BOND        STOCK
                                                 INTEREST       MARKET    SECURITIES    MORTGAGE     EMPHASIS    EMPHASIS
                                                  ACCOUNT      ACCOUNT     ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT
                                                 ----------   ---------   ----------   ---------    ---------    ---------
INVESTMENT INCOME
 Net appreciation in fair value of investments   $     261    $   3,795   $      72    $   1,167    $   7,177    $  19,345
 Interest                                            6,923           --          --           --           --           --
 Dividends                                              --           --          --           --           --           --
 Capital Gains                                          --           --          --           --           --           --
                                                 ---------    ---------   ---------    ---------    ---------    ---------
    Total investment income                          7,184        3,795          72        1,167        7,177       19,345
                                                 ---------    ---------   ---------    ---------    ---------    ---------
CONTRIBUTIONS
 Employer                                           10,808        6,242       1,060        4,826        8,449       12,831
 Participants                                       16,834       10,596       1,360        8,715        9,068       17,957
 Rollovers                                          15,947        2,830          --           --           --           --
LOAN PAYMENTS                                        3,424          210         199          369          334        6,339
                                                 ---------    ---------   ---------    ---------    ---------    ---------
                                                    47,013       19,878       2,619       13,910       17,851       37,127
                                                 ---------    ---------   ---------    ---------    ---------    ---------
     TOTAL ADDITIONS                                54,197       23,673       2,691       15,077       25,028       56,472
                                                 ---------    ---------   ---------    ---------    ---------    ---------
DEDUCTIONS FROM NET ASSETS
 New loans                                             529        2,409          --        1,508          136       12,660
 Loan expenses                                         932        4,090          21           67           37          340
 Benefits paid                                       1,172       12,699         115           --           --          568
                                                 ---------    ---------   ---------    ---------    ---------    ---------
     TOTAL DEDUCTIONS                                2,633       19,198         136        1,575          173       13,568
                                                 ---------    ---------   ---------    ---------    ---------    ---------
NET INCREASE PRIOR TO INTERFUND TRANSFERS           51,564        4,475       2,555       13,502       24,855       42,904
 Transfers (to) from other funds                   (30,753)      83,690      (3,726)     (16,768)        (613)      11,938
                                                 ---------    ---------   ---------    ---------    ---------    ---------
     NET INCREASE                                   20,811       88,165      (1,171)      (3,266)      24,242       54,842

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                                 106,963       52,245       2,733       29,716       63,652      100,665
                                                 ---------    ---------   ---------    ---------    ---------    ---------
 End of year                                     $ 127,774    $ 140,410   $   1,562    $  26,450    $  87,894    $ 155,507
                                                 =========    =========   =========    =========    =========    =========

See Notes to Financial Statements.                       Continued on next page.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE       YEAR ENDED DECEMBER 31, 1996
FOR BENEFITS, CONTINUED


                                                                            PARTICIPANT DIRECTED
                                                 ---------------------------------------------------------------------------
                                                   STOCK         U.S.       MEDIUM       MEDIUM        SMALL
                                                   INDEX        STOCK       COMPANY      COMPANY      COMPANY  INTERNATIONAL
                                                  ACCOUNT      ACCOUNT       VALUE        BLEND        BLEND      STOCK
                                                 ---------    ---------    ---------    ---------    --------- -------------
INVESTMENT INCOME
 Net appreciation in fair value of investments   $  14,250    $   6,195    $   6,767    $  25,785    $  27,066   $  19,557
 Interest                                               --           --           --           --           --          --
 Dividends                                              --           --           --           --           --          --
 Capital Gains                                          --           --           --           --           --          --
                                                 ---------    ---------    ---------    ---------    ---------   ---------
    Total investment income                         14,250        6,195        6,767       25,785       27,066      19,557
                                                 ---------    ---------    ---------    ---------    ---------   ---------
CONTRIBUTIONS
 Employer                                           10,715        9,659       16,678       19,861       31,542      13,144
 Participants                                       15,207       16,405       21,997       30,441       50,520      23,478
 Rollovers                                           4,142       12,800        4,142      151,712       33,727      13,573
LOAN PAYMENTS                                          718          512          408        2,849        3,170       2,308
                                                 ---------    ---------    ---------    ---------    ---------   ---------
                                                    30,782       39,376       43,225      204,863      118,959      52,503
                                                 ---------    ---------    ---------    ---------    ---------   ---------
     TOTAL ADDITIONS                                45,032       45,571       49,992      230,648      146,025      72,060
                                                 ---------    ---------    ---------    ---------    ---------   ---------
DEDUCTIONS FROM NET ASSETS
 New loans                                           4,496        2,059          601       13,394        7,659       1,314
 Loan expenses                                         240           94           21          276          568         210
 Benefits paid                                       2,067          203           --        1,261       13,117       1,104
                                                 ---------    ---------    ---------    ---------    ---------   ---------
     TOTAL DEDUCTIONS                                6,803        2,356          622       14,931       21,344       2,628
                                                 ---------    ---------    ---------    ---------    ---------   ---------
NET INCREASE PRIOR TO INTERFUND TRANSFERS           38,229       43,215       49,370      215,717      124,681      69,432
 Transfers (to) from other funds                       (56)      (7,070)      (7,462)     (15,650)      39,226      (1,360)
                                                 ---------    ---------    ---------    ---------    ---------   ---------
     NET INCREASE                                   38,173       36,145       41,908      200,067      163,907      68,072

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                                  50,192       19,909       30,755       81,837      109,378      65,589
                                                 ---------    ---------    ---------    ---------    ---------   ---------
 End of year                                     $  88,365    $  56,054    $  72,663    $ 281,904    $ 273,285   $ 133,661
                                                 =========    =========    =========    =========    =========   =========

See Notes to Financial Statements.                       Continued on next page.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE       YEAR ENDED DECEMBER 31, 1996
FOR BENEFITS, CONTINUED


                                                                       PARTICIPANT DIRECTED
                                        -------------------------------------------------------------------------------------
                                                      THE                   WASHINGTON
                                         REAL      INVESTMENT     NEW         MUTUAL     FLORES AND   PARTICIPANTS
                                        ESTATE     COMPANY OF  PERSPECTIVE  INVESTORS    RUCKS, INC.     NOTES
                                        ACCOUNT      AMERICA      FUND         FUND         STOCK         FUND       TOTAL
                                        -------    ----------  -----------  ----------   ----------   ------------ ----------
INVESTMENT INCOME
 Net appreciation in fair value of
  investments                            $  160      $89,873      $91,340     $146,123   $1,525,360     $     --   $1,984,293
 Interest                                    --           --           --           --           --       18,179       25,102
 Dividends                                   --       17,444       18,107       37,178           --           --       72,729
 Capital Gains                               --       38,913       38,200       78,407           --           --      155,520
                                         ------     --------   ----------   ----------   ----------     --------   ----------
    Total investment income                 160      146,230      147,647      261,708    1,525,360       18,179    2,237,644
                                         ------     --------   ----------   ----------   ----------     --------   ----------
CONTRIBUTIONS
 Employer                                   182       90,727       98,585      138,480      109,186           --      582,975
 Participants                               182      147,669      160,827      241,560      169,815           --      942,631
 Rollovers                                   --        4,142       35,039      143,503      250,025           --      671,582
LOAN PAYMENTS                                --        9,334       12,219       19,139        8,625      (70,157)          --
                                         ------     --------   ----------   ----------   ----------     --------   ----------
                                            364      251,872      306,670      542,682      537,651      (70,157)   2,197,188
                                         ------     --------   ----------   ----------   ----------     --------   ----------
     TOTAL ADDITIONS                        524      398,102      454,317      804,390    2,063,011      (51,978)   4,434,832
                                         ------     --------   ----------   ----------   ----------     --------   ----------
DEDUCTIONS FROM NET ASSETS
 New loans                                   --       37,747       25,201       64,243       20,723     (194,679)          --
 Loan expenses                               18        3,876        2,636        3,077        1,814           --       18,317
 Benefits paid                               69       21,276       26,116       11,685       83,266           --      174,718
                                         ------     --------   ----------   ----------   ----------     --------   ----------
     TOTAL DEDUCTIONS                        87       62,899       53,953       79,005      105,803     (194,679)     193,035
                                         ------     --------   ----------   ----------   ----------     --------   ----------
NET INCREASE PRIOR TO INTERFUND
  TRANSFERS                                 437      335,203      400,364      725,385    1,957,208      142,701    4,241,797
 Transfers (to) from other funds             --       (4,187)     (21,063)     (52,067)      25,921           --           --
                                         ------     --------   ----------   ----------   ----------     --------   ----------
     NET INCREASE                           437      331,016      379,301      673,318    1,983,129      142,701    4,241,797

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                          585      645,619      732,357    1,087,910      475,750      192,023    3,847,878
                                         ------     --------   ----------   ----------   ----------     --------   ----------
 End of year                             $1,022     $976,635   $1,111,658   $1,761,228   $2,458,879     $334,724   $8,089,675
                                         ======     ========   ==========   ==========   ==========     ========   ==========

See Notes to Financial Statements.                       Continued on next page.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE       YEAR ENDED DECEMBER 31, 1995
FOR BENEFITS

                                                                         PARTICIPANT DIRECTED
                                            ---------------------------------------------------------------------------------
                                                             THE        WASHINGTON                                  THE CASH
                                               NEW        INVESTMENT      MUTUAL     THE INCOME     THE BOND       MANAGEMENT
                                            PERSPECTIVE   COMPANY OF    INVESTORS     FUND OF       FUND OF         TRUST OF
                                               FUND        AMERICA         FUND        AMERICA      AMERICA         AMERICA
                                            -----------   ----------    ----------   ----------    ----------      ----------
INVESTMENT INCOME
 Net appreciation (depreciation) in fair
    value of investments                    $   61,463    $   92,311    $  181,784   $   35,189    $    6,148       $    --
 Interest                                           --            --            --           --         4,660         3,474
 Dividends                                      47,547        48,033        79,677        7,739            --            --
                                            ----------    ----------    ----------   ----------    ----------       -------
    Total investment income                    109,010       140,344       261,461       42,928        10,808         3,474
                                            ----------    ----------    ----------   ----------    ----------       -------
CONTRIBUTIONS
 Employer                                      105,436        97,789       129,908       30,642        11,376         3,473
 Participants                                  168,652       153,690       217,542       47,795        16,141         6,567
 Rollovers                                      21,675        11,738        36,444       22,859        18,006        18,006
LOAN PAYMENTS                                    6,332         5,807         8,920        5,528           222           150
                                            ----------    ----------    ----------   ----------    ----------       -------
                                               302,095       269,024       392,814      106,824        45,745        28,196
                                            ----------    ----------    ----------   ----------    ----------       -------
     TOTAL ADDITIONS                           411,105       409,368       654,275      149,752        56,553        31,670
                                            ----------    ----------    ----------   ----------    ----------       -------
DEDUCTIONS FROM NET ASSETS
 New loans                                      36,766        26,836        44,605       21,540         3,470         2,000
 Loan expenses                                      --            --            --           --            --            --
 Benefits paid                                  39,396        43,419        54,308           --        21,117            --
                                            ----------    ----------    ----------   ----------    ----------       -------
     TOTAL DEDUCTIONS                           76,162        70,255        98,913       21,540        24,587         2,000
                                            ----------    ----------    ----------   ----------    ----------       -------
NET INCREASE PRIOR TO INTERFUND TRANSFERS      334,943       339,113       555,362      128,212        31,966        29,670
 Transfers (to) from other funds              (112,863)     (102,846)        2,834     (343,537)     (125,506)      (92,433)
                                            ----------    ----------    ----------   ----------    ----------       -------
     NET INCREASE                              222,080       236,267       558,196     (215,325)      (93,540)      (62,763)

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                             510,276       409,352       529,713      215,325        93,540        62,763
                                            ----------    ----------    ----------   ----------    ----------       -------
 End of year                                $  732,356    $  645,619    $1,087,909   $       --    $       --       $    --
                                            ==========    ==========    ==========   ==========    ==========       =======

See Notes to Financial Statements.                       Continued on next page.

================================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
--------------------------------------------------------------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE        YEAR ENDED DECEMBER 31, 1995
FOR BENEFITS, CONTINUED


                                                                               PARTICIPANT DIRECTED
                                                     -----------------------------------------------------------------------
                                                     PARTICIPANTS  FLORES AND  GUARANTEED     U.S.      MONEY        REAL
                                                        NOTES      RUCKS, INC.  INTEREST     STOCK      MARKET      ESTATE
                                                        FUND         STOCK      ACCOUNT     ACCOUNT     ACCOUNT     ACCOUNT
                                                     ------------  ----------- ----------  ---------   ---------   ---------
INVESTMENT INCOME
 Net appreciation (depreciation) in fair
   value of investments                               $      --    $  31,108   $      --   $     669   $   2,181   $      16
 Interest                                                 9,929           --       1,073          --       3,521          --
 Dividends                                                   --       11,784          --         428          --           3
                                                      ---------    ---------   ---------   ---------   ---------   ---------
    Total investment income                               9,929       42,892       1,073       1,097       5,702          19
                                                      ---------    ---------   ---------   ---------   ---------   ---------
CONTRIBUTIONS
 Employer                                                    --       40,364       2,631       4,176       2,909         124
 Participants                                                --       68,226       5,929       7,239       4,580         124
 Rollovers                                                   --       33,323      75,248          --          --          --
LOAN PAYMENTS                                           (33,848)       2,081       2,349          --          --          --
                                                      ---------    ---------   ---------   ---------   ---------   ---------
                                                        (33,848)     143,994      86,157      11,415       7,489         248
                                                      ---------    ---------   ---------   ---------   ---------   ---------
     TOTAL ADDITIONS                                    (23,919)     186,886      87,230      12,512      13,191         267
                                                      ---------    ---------   ---------   ---------   ---------   ---------
DEDUCTIONS FROM NET ASSETS
 New loans                                             (145,860)       3,781          --         280          --          --
 Loan expenses                                               --           --          80          11          --          --
 Benefits paid                                            3,206       19,764      15,750          --       4,804         907
                                                      ---------    ---------   ---------   ---------   ---------   ---------
     TOTAL DEDUCTIONS                                  (142,654)      23,545      15,830         291       4,804         907
                                                      ---------    ---------   ---------   ---------   ---------   ---------
NET INCREASE PRIOR TO INTERFUND TRANSFERS               118,735      163,341      71,400      12,221       8,387        (640)
 Transfers (to) from other funds                          1,701      312,409      35,564       7,688      43,858       1,226
                                                      ---------    ---------   ---------   ---------   ---------   ---------
     NET INCREASE                                       120,436      475,750     106,964      19,909      52,245         586

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                                       71,587           --          --          --          --          --
                                                      ---------    ---------   ---------   ---------   ---------   ---------
 End of year                                          $ 192,023    $ 475,750   $ 106,964   $  19,909   $  52,245   $     586
                                                      =========    =========   =========   =========   =========   =========

See Notes to Financial Statements.                       Continued on next page.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE       YEAR ENDED DECEMBER 31, 1995
FOR BENEFITS, CONTINUED


                                                                                PARTICIPANT DIRECTED
                                                      ---------------------------------------------------------------------------
                                                       BOND AND   INTERNATIONAL GOVERNMENT     STOCK        VALUE        SMALL
                                                       MORTGAGE      STOCK      SECURITIES     INDEX        STOCK       COMPANY
                                                       ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT
                                                      ----------   ----------   ----------   ----------   ----------   ----------
INVESTMENT INCOME
 Net appreciation (depreciation) in
   fair value of investments                          $      600   $      934   $       16   $      995   $      857   $    1,482
 Interest                                                    507           --          173           --           --           --
 Dividends                                                    --        3,037           --        3,388          966        1,275
                                                      ----------   ----------   ----------   ----------   ----------   ----------
    Total investment income                                1,107        3,971          189        4,383        1,823        2,757
                                                      ----------   ----------   ----------   ----------   ----------   ----------
CONTRIBUTIONS
 Employer                                                  2,338        4,643          172        4,660        3,003       13,643
 Participants                                              3,803        9,206          415        6,731        3,573       24,354
 Rollovers                                                    --        1,129           --           --           --        2,257
LOAN PAYMENTS                                                148          517           --          148           45          649
                                                      ----------   ----------   ----------   ----------   ----------   ----------
                                                           6,289       15,495          587       11,539        6,621       40,903
                                                      ----------   ----------   ----------   ----------   ----------   ----------
     TOTAL ADDITIONS                                       7,396       19,466          776       15,922        8,444       43,660
                                                      ----------   ----------   ----------   ----------   ----------   ----------
DEDUCTIONS FROM NET ASSETS
 New loans                                                   128        1,246          128           --          280           61
 Loan expenses                                                11           62            9           --           11           76
 Benefits paid                                               279        2,097           --        4,333        3,256        2,178
                                                      ----------   ----------   ----------   ----------   ----------   ----------
     TOTAL DEDUCTIONS                                        418        3,405          137        4,333        3,547        2,315
                                                      ----------   ----------   ----------   ----------   ----------   ----------
NET INCREASE PRIOR TO INTERFUND TRANSFERS                  6,978       16,061          639       11,589        4,897       41,345
 Transfers (to) from other funds                          22,738       49,528        2,094       38,603       25,858       68,033
                                                      ----------   ----------   ----------   ----------   ----------   ----------
     NET INCREASE                                         29,716       65,589        2,733       50,192       30,755      109,378

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                                            --           --           --           --           --           --
                                                      ----------   ----------   ----------   ----------   ----------   ----------
 End of year                                          $   29,716   $   65,589   $    2,733   $   50,192   $   30,755   $  109,378
                                                      ==========   ==========   ==========   ==========   ==========   ==========

See Notes to Financial Statements.                       Continued on next page.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE       YEAR ENDED DECEMBER 31, 1995
FOR BENEFITS, CONTINUED


                                                               PARTICIPANT DIRECTED
                                                 -------------------------------------------------
                                                  GROWTH         BOND        STOCK
                                                   STOCK       EMPHASIS     EMPHASIS
                                                  ACCOUNT       ACCOUNT      ACCOUNT      TOTAL
                                                 ----------   ----------   ----------   ----------
INVESTMENT INCOME
 Net appreciation in fair value of investments   $    1,619   $    1,549   $    3,484   $  422,405
 Interest                                                --          764           --       24,101
 Dividends                                            2,511           --        1,548      207,936
                                                 ----------   ----------   ----------   ----------
    Total investment income                           4,130        2,313        5,032      654,442
                                                 ----------   ----------   ----------   ----------
CONTRIBUTIONS
 Employer                                             7,146        3,826        5,428      473,687
 Participants                                        10,878        4,241        7,578      767,264
 Rollovers                                            2,257       17,307       15,051      275,300
LOAN PAYMENTS                                           454           30          468           --
                                                 ----------   ----------   ----------   ----------
                                                     20,735       25,404       28,525    1,516,251
                                                 ----------   ----------   ----------   ----------
     TOTAL ADDITIONS                                 24,865       27,717       33,557    2,170,693
                                                 ----------   ----------   ----------   ----------
DEDUCTIONS FROM NET ASSETS
 New loans                                            1,502          219        3,018           --
 Loan expenses                                           71           15           70          416
 Benefits paid                                           --           --          141      214,955
                                                 ----------   ----------   ----------   ----------
     TOTAL DEDUCTIONS                                 1,573          234        3,229      215,371
                                                 ----------   ----------   ----------   ----------
NET INCREASE PRIOR TO INTERFUND TRANSFERS            23,292       27,483       30,328    1,955,322
 Transfers (to) from other funds                     58,545       36,169       70,337           --
                                                 ----------   ----------   ----------   ----------
     NET INCREASE                                    81,837       63,652      100,665    1,955,322

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                                       --           --           --    1,892,556
                                                 ----------   ----------   ----------   ----------
 End of year                                     $   81,837   $   63,652   $  100,665   $3,847,878
                                                 ==========   ==========   ==========   ==========

See Notes to Financial Statements.                       Continued on next page.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS                                 DECEMBER 31, 1996

    1.   DESCRIPTION OF PLAN

         The following description of the Flores & Rucks, Inc. ("Company") 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         GENERAL. The Plan was established September 1, 1993. The Plan is a defined contribution plan covering all full time employees who have six months of service and are age twenty one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         CONTRIBUTIONS. Each year, participants may contribute from a minimum of 2% up to a maximum of 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company may contribute to the Plan an amount to be determined annually by the Board of Directors (discretionary profit sharing contribution). Under the 401(k) provisions, the Company may also make a matching contribution not to exceed 5% of participants' compensation.

         PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING. Participants are immediately vested in their contributions, plus actual earnings thereon. Participants also vest in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon based on a five year schedule as outlined in the Plan's trust document. A participant is 100 percent vested after five years of credited service.

         INVESTMENT OPTIONS. Upon enrollment in the Plan, a participant may direct employee and employer contributions in percentage increments in any of eighteen investment funds.

         Investments held by Principal Financial Group are as follows.

              The Guaranteed Interest Account. A part of Principal Mutual Life's General Account. The underlying assets in the General Account are invested mostly in private placement bonds, commercial mortgages, and residential mortgages. The Guaranteed Interest Account provides a guaranteed interest rate for a specified period of time as determined, or allowed, by the Plan.

              Money Market Account. A pooled investment account which invests in money market instruments.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS, CONTINUED                      DECEMBER 31, 1996

              Government Securities Account. A pooled investment account invested in obligations issued or guaranteed by the U.S. Government or its agencies.

              Bond and Mortgage Account. A pooled investment account invested in intermediate term, fixed income loans.

              Bond Emphasis Account. A pooled investment account invested in other separate accounts of Principal Mutual Life Insurance Company, weighted toward fixed income accounts.

              Stock Emphasis Account. A pooled investment account invested in other separate accounts of Principal Mutual Life Insurance Company, weighted toward equity accounts.

              Stock Index Account. A pooled investment account primarily invested in the common stock of those firms included in the Standards and Poor 500 Stock Index.

              U.S. Stock Account. A pooled investment account invested in U.S. securities, primarily common stocks.

              Medium Company Value. A pooled investment account invested primarily in income producing common stocks that are undervalued in the marketplace according to traditional measures of value.

              Medium Company Blend. A pooled investment account invested primarily in common stocks of large established companies whose earnings are expected to grow at above average rates.

              Small Company Blend. A pooled investment account invested primarily in common stocks of smaller companies whose earnings are expected to grow at above average rates.

              International Stock. A pooled investment account invested primarily in common stocks of corporations located outside the United States.

              Real Estate Account. A pooled investment account invested in owned commercial property.

              The Investment Company of America. A fund investing in equity securities.

              New Perspective Fund. A fund investing in domestic and foreign equity securities.

              Washington Mutual Investors Fund. A fund investing in equity securities.

              Flores & Rucks, Inc. Stock.  Corporate Common Stock.

              Participants Notes Fund.  Loans to participants in the Plan.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS, CONTINUED                      DECEMBER 31, 1996

         PAYMENT OF BENEFITS. For termination of service due to death, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

         ADMINISTRATIVE EXPENSE. Costs of Plan administration are paid by the Company.

         PARTICIPANT NOTES RECEIVABLE. Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes Funds. Loan terms range from one to five years or up to twenty five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 7% to 11.75%. Principal and interest are paid ratably through monthly payroll deductions. During the year ended December 31, 1996, there were 43 loans made totaling $194,679, repayments were $70,157, and the ending balance was $394,724.

         FORFEITED ACCOUNTS. At December 31, 1996, forfeited nonvested accounts totaled $6,741. These accounts will be used to reduce future employer contributions. Also, in 1996, employer contributions were reduced by $13,777 from forfeited nonvested accounts.


    2.   SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING. The financial statements of the Plan are prepared under the accrual method of accounting.

         INVESTMENT VALUATION AND INCOME RECOGNITION. The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company's stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS, CONTINUED                      DECEMBER 31, 1996

         ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


    3.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

                                                                                      DECEMBER 31,
                                                                                   1996         1995
                                                                                ----------   ----------
               Net assets available for benefits per the financial statements   $8,089,675   $3,847,878
               Amounts allocated to withdrawing participants                       154,550      110,004
                                                                                ----------   ----------

               Net assets available for benefits per the Form 5500              $8,244,225   $3,957,882
                                                                                ==========   ==========

         The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 1996 and 1995 to Form 5500.

                                                                                      DECEMBER 31,
                                                                                   1996         1995
                                                                                ----------   ----------
               Benefits paid to participants per the financial statements       $  174,718   $  214,955
               Add:  Amounts allocated to withdrawing participants at
                   December 31, 1995                                               110,004     (110,004)
               Less:  Amounts allocated to withdrawing participants at
                   December 31, 1996                                              (154,550)           -
               Taxable loan distributions                                           37,187            -
                                                                                ----------   ----------
               Benefits paid to participants per Form 5500                      $  167,359   $  104,951
                                                                                ==========   ==========

    4.   PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS, CONTINUED                      DECEMBER 31, 1996

    5.  TAX STATUS

        The Internal Revenue Service has determined and informed the trustee by a letter dated August 8, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).


    6.  RELATED PARTY TRANSACTIONS

        Certain Plan investments are shares of pooled separate accounts managed by Principal Mutual Life Insurance Company and mutual fund shares in registered investment companies managed by American Family Funds. While no direct fees are paid to Principal Mutual Life Insurance Company or American Family Funds, certain management expenses which are netted against interest and dividend income are charged to the funds and allocated to all share owners. Also, participants may invest up to 50% of their account in employer (Flores & Rucks, Inc.) common stock.


    7.  CHANGE OF TRUSTEE

        Effective August 1, 1995, management changed the contract trustee and administrator to enable the offering of company stock as an investment option in the Plan. The Plan also increased the investment options from six to seventeen different funds.


    8.  INVESTMENTS

        The investment assets of the Plan are held by Bankers Trust Company.

        The following table presents the aggregate fair values for each of the Plan's significant investments, all of which represent 5% or more of the Plan's net assets.

                                                                           DECEMBER 31,
                                                                 1996                      1995
                                                           -------------------       -------------------
                                                           SHARES      VALUE         SHARES      VALUE
                                                           ------   ----------       ------   ----------
               New Perspective Fund                        60,561   $1,100,388       44,394   $  727,173
               The Investment Company of America           39,572      958,818       29,446      636,332
               Washington Mutual Investors Fund            69,979    1,717,273       48,210    1,059,178
                                                                    ----------                ----------
               Total shares of registered investment
                 companies                                           3,776,479                 2,422,683
               Participant loans                                       326,632                   187,742
               Flores & Rucks, Inc. common stock                     2,458,467                   454,254
               Other                                                 1,388,085                   682,048
                                                                    ----------                ----------
                                                                    $7,949,663                $3,746,727
                                                                    ==========                ==========

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
SUPPLEMENTARY INFORMATION                                     DECEMBER 31, 1996

                [PROVOST SALTER HARPER & ALFORD LLC LETTERHEAD]


         INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION



To the Trustees
Flores & Rucks, Inc. 401(k) Savings Plan
Baton Rouge, Louisiana


Our report on our audits of the financial statements of Flores & Rucks, Inc. 401(k) Savings Plan appears on page 1. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes, and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PROVOST, SALTER, HARPER & ALFORD, L.L.C.


/s/ PROVOST, SALTER, HARPER & ALFORD, L.L.C.


May 2, 1997

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN                             SCHEDULE 1
-------------------------------------------------------------------------------
LINE 27a - ASSETS HELD FOR INVESTMENT PURPOSES                DECEMBER 31, 1996
EMPLOYER IDENTIFICATION NUMBER (EIN) 72-1210660
PLAN NUMBER (PN)001

                                                                                                     (e)
              (b)                                 (c)                                  (d)          FAIR
(a) IDENTITY OF PARTY INVOLVED                DESCRIPTION                 SHARES       COST         VALUE
------------------------------------------------------------------------------------------------------------
                                      COMMON INVESTMENT FUNDS
*   The American Funds Group           New Perspective Fund               60,561    $1,027,860    $1,100,388

*   The American Funds Group           The Investment Company of America  39,572       863,095       958,818

*   The American Funds Group           Washington Mutual Investors Fund   69,979     1,531,856     1,717,273
                                                                                    ----------    ----------
                                          TOTAL COMMON INVESTMENT FUNDS              3,422,811     3,776,479
                                                                                    ----------    ----------
                                      GENERAL FUND ACCOUNT
*   Principal Mutual Life
      Insurance Company                Guaranteed Interest Account            --       132,627       132,606
                                                                                    ----------    ----------
                                      POOLED SEPARATE ACCOUNTS
*   Principal Mutual Life
      Insurance Company                Money Market Account                4,049       132,524       134,983

*   Principal Mutual Life
      Insurance Company                Government Securities Account          92         1,070         1,103

*   Principal Mutual Life
      Insurance Company                Bond and Mortgage Account              53        20,815        21,956

*   Principal Mutual Life
      Insurance Company                Bond Emphasis Account               6,317        74,422        83,108

*   Principal Mutual Life
      Insurance Company                Stock Emphasis Account             10,076       127,791       148,954

                                                         Continued on next page

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN                             SCHEDULE 1
-------------------------------------------------------------------------------
LINE 27A - ASSETS HELD FOR INVESTMENT PURPOSES                DECEMBER 31, 1996
EMPLOYER IDENTIFICATION NUMBER (EIN) 72-1210660
PLAN NUMBER (PN)001

             (b)                                                                                             (e)
         IDENTITY OF                          (c)                                             (d)            FAIR
(a)     PARTY INVOLVED                    DESCRIPTION                          SHARES         COST           VALUE
-------------------------------------------------------------------------------------------------------------------
*   Principal Mutual Life
      Insurance Company               Stock Index Account                       3,496         73,145         87,845

*   Principal Mutual Life
      Insurance Company               U. S. Stock Account                         165         44,217         50,155

*   Principal Mutual Life
      Insurance Company               Medium Company Value                      2,354         55,062         62,309

*   Principal Mutual Life
      Insurance Company               Medium Company Blend                     11,029        242,632        268,051

*   Principal Mutual Life
      Insurance Company               Small Company Blend                       8,809        239,311        266,466

*   Principal Mutual Life
      Insurance Company               International Stock                       4,751        109,174        128,582

*   Principal Mutual Life
      Insurance Company               Real Estate Account                           9          1,804          1,967
                                                                                          ----------     ----------
                                          TOTAL POOLED SEPARATE ACCOUNTS                   1,121,967      1,255,479
                                                                                          ----------     ----------
*   FLORES & RUCKS, INC.            COMMON STOCK                               67,757      1,009,689      2,458,466
                                                                                          ----------     ----------
*   PARTICIPANT LOANS               INTEREST RATES RANGE FROM 7.0% TO 11.75%                      --        326,633
                                                                                          ----------     ----------
                                          TOTAL ASSETS HELD FOR INVESTMENT PURPOSES       $5,687,094     $7,949,663
                                                                                          ==========     ==========

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN                             SCHEDULE 2
-------------------------------------------------------------------------------
LINE 27D - REPORTABLE TRANSACTIONS                 YEAR ENDED DECEMBER 31, 1996
EMPLOYER IDENTIFICATION NUMBER (EIN) 72-1210660
PLAN NUMBER (PN)001

                                                                                                                 (h)
         (a)                                                                              (f)                  CURRENT
     IDENTITY OF                   (b)                     (c)       (d)       (e)      EXPENSE      (g)    VALUE OF ASSET   (i)
        PARTY                  DESCRIPTION               PURCHASE  SELLING    LEASE  INCURRED WITH   COST   ON TRANSACTION NET GAIN
       INVOLVED                 OF ASSET                  PRICE     PRICE     RENTAL  TRANSACTION  OF ASSET      DATE      OR (LOSS)
----------------------------------------------------------------------------------------------------------------------------------
Principal Mutual Life
Insurance Company         Money Market Account           $163,028  $     --    $  --     $  --    $163,028     $163,028    $    --

Principal Mutual Life
Insurance Company         Medium Company Blend            202,115        --       --        --     202,115      202,115         --

The American Funds        The Investment Company of
                          America                         318,101        --       --        --     318,101      318,101         --

The American Funds        New Perspective Fund            392,534        --       --        --     392,534      392,534         --

The American Funds        Washington Mutual Investors
                          Fund                            673,647        --       --        --     673,647      673,647         --

Flores & Rucks Stock      Common Stock                    674,227        --       --        --     674,227      674,227         --

Principal Mutual Life
Insurance Company         Money Market Account                 --    80,839       --        --      79,115       80,839      1,724

Principal Mutual Life
Insurance Company         Medium Company Blend                 --    33,701       --        --      31,716       33,701      1,985

The American Funds        The Investment Company of
                          America                              --    84,593       --        --      77,591       84,593      7,002

The American Funds        New Perspective Fund                 --   110,223       --        --     106,083      110,223      4,140

The American Funds        Washington Mutual Investors
                          Fund                                 --   161,056       --        --     146,187      161,056     14,869

Flores & Rucks Stock      Common Stock                         --   169,866       --        --      87,738      169,866     82,128

                [PROVOST SALTER HARPER & ALFORD LLC LETTERHEAD]


                              FLORES & RUCKS, INC.
                              401(k) SAVINGS PLAN

                                FINANCIAL REPORT

                               DECEMBER 31, 1994

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
TABLE OF CONTENTS                                             DECEMBER 31, 1994

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS                            1

FINANCIAL STATEMENTS
   Statement of Net Assets Available for Benefits - December 31, 1994               3
   Statement of Net Assets Available for Benefits - December 31, 1993               4
   Statement of Changes in Net Assets Available for Benefits - December 31, 1994    5
   Statement of Changes in Net Assets Available for Benefits - December 31, 1993    6
   Notes to Financial Statements                                                    7

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION                      12

SUPPLEMENTARY INFORMATION
   Assets Held For Investment Purposes                 Schedule 1                  13
   Reportable Transactions                             Schedule 2                  14



Note: There were no prohibited party-in-interest transactions, no leases, and no loans or fixed income obligations in default or classified as uncollectible during the year ended December 31, 1994. A schedule of investment assets which were both acquired and disposed of within the plan year is not necessary since all such transactions involve either common investment funds or instruments for short-term money management (such as interests in mutual funds and short-term commercial paper ranked in the highest rating category).

                [PROVOST SALTER HARPER & ALFORD LLC LETTERHEAD]


                          INDEPENDENT AUDITOR'S REPORT



To the Plan Administrator
Flores & Rucks, Inc. 401(k) Savings Plan
Baton Rouge, Louisiana


We have audited the accompanying statements of net assets available for benefits with fund information of the Flores & Rucks, Inc. 401(k) Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits with fund information for the year ended December 31, 1994 and the period September 1, 1993 through December 31, 1993. These financial statements are the representation of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated July 14, 1995, we did not express an opinion on the financial statements and schedules taken as a whole, because of scope limitations as permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. We have since determined that such limitations are not permitted for filings with the Securities Exchange Commission included with a Form 11-K. Accordingly, our present opinion on the December 31, 1994 and 1993 financial statements, as presented herein, is different from that expressed in our previous report.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Flores & Rucks, Inc. 401(k) Savings Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for the year ended December 31, 1994 and the period September 1, 1993 through December 31, 1993, in conformity with generally accepted accounting principles.

PROVOST, SALTER, HARPER & ALFORD, L.L.C.


/s/ PROVOST, SALTER, HARPER & ALFORD, L.L.C.


May 2, 1997

==============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
------------------------------------------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS                DECEMBER 31, 1994

                                                                     PARTICIPANT DIRECTED
                              -----------------------------------------------------------------------------------------------------
                                              THE                                               THE CASH
                                  NEW      INVESTMENT  WASHINGTON    THE INCOME    THE BOND    MANAGEMENT   PARTICIPANTS
                              PERSPECTIVE  COMPANY OF     MUTUAL       FUND OF     FUND OF      TRUST OF        NOTES
ASSETS                           FUND        AMERICA  INVESTORS FUND   AMERICA     AMERICA      AMERICA         FUND       TOTAL
------                        -----------  ---------- -------------- ----------   ----------   ----------   -----------  ----------
INVESTMENTS
   At fair value
     Shares of registered
       investment companies   $  470,282   $  370,459   $  479,839   $  191,994   $   83,575   $  135,650    $     --    $1,731,799
     Participant loans              --           --           --           --           --           --          71,587      71,587
     Allocations required
       between the funds          18,552       18,000       23,039       11,232        4,527      (75,350)         --          --
                              ----------   ----------   ----------   ----------   ----------   ----------    ----------  ----------

         Total investments       488,834      388,459      502,878      203,226       88,102       60,300        71,587   1,803,386
                              ----------   ----------   ----------   ----------   ----------   ----------    ----------  ----------

RECEIVABLES
   Contributions                  21,442       20,893       26,835       12,099        5,438        2,463          --        89,170
                              ----------   ----------   ----------   ----------   ----------   ----------    ----------  ----------

         Total receivables        21,442       20,893       26,835       12,099        5,438        2,463          --        89,170
                              ----------   ----------   ----------   ----------   ----------   ----------    ----------  ----------

NET ASSETS AVAILABLE
   FOR BENEFITS               $  510,276   $  409,352   $  529,713   $  215,325   $   93,540   $   62,763    $   71,587  $1,892,556
                              ==========   ==========   ==========   ==========   ==========   ==========    ==========  ==========

See Notes to Financial Statements.

==============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
------------------------------------------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS               DECEMBER 31, 1993

                                                                     PARTICIPANT DIRECTED
                                  --------------------------------------------------------------------------------------------
                                                 THE                                                   THE CASH
                                   NEW        INVESTMENT   WASHINGTON     THE INCOME    THE BOND      MANAGEMENT
                                PERSPECTIVE   COMPANY OF     MUTUAL        FUND OF       FUND OF       TRUST OF
ASSETS                             FUND        AMERICA    INVESTORS FUND   AMERICA       AMERICA       AMERICA         TOTAL
------                          -----------   ----------  --------------  ----------    ---------     ----------     ---------
INVESTMENTS
   At fair value
     Shares of registered
       investment companies     $  79,304     $  91,046     $  87,008     $  48,613     $  64,263     $ 113,638      $ 483,872
     Allocations required
       between the funds           16,587        16,576        18,546         7,926         4,921       (64,556)          --
                                ---------     ---------     ---------     ---------     ---------     ---------      ---------

         Total investments         95,891       107,622       105,554        56,539        69,184        49,082        483,872
                                ---------     ---------     ---------     ---------     ---------     ---------      ---------

RECEIVABLES
   Contributions                   23,418        23,371        26,203        11,155         6,798         2,122         93,067
                                ---------     ---------     ---------     ---------     ---------     ---------      ---------

         Total receivables         23,418        23,371        26,203        11,155         6,798         2,122         93,067
                                ---------     ---------     ---------     ---------     ---------     ---------      ---------

NET ASSETS AVAILABLE
   FOR BENEFITS                 $ 119,309     $ 130,993     $ 131,757     $  67,694     $  75,982     $  51,204      $ 576,939
                                =========     =========     =========     =========     =========     =========      =========

See Notes to Financial Statements.

==============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
------------------------------------------------------------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS    DECEMBER 31, 1994

                                                                    PARTICIPANT DIRECTED
                                               --------------------------------------------------------------
                                                                    THE
                                                  NEW           INVESTMENT       WASHINGTON       THE INCOME
                                               PERSPECTIVE      COMPANY OF          MUTUAL          FUND OF
                                                  FUND            AMERICA       INVESTORS FUND      AMERICA
                                               -----------      -----------     --------------    -----------
 INVESTMENT INCOME
     Net appreciation (depreciation)
      in fair value of investments             $   (21,986)     $   (17,037)     $   (16,894)     $   (10,447)
     Interest                                          680              513              752              253
     Dividends                                      30,698           18,158           22,252            8,610
                                               -----------      -----------      -----------      -----------

        Total investment income                      9,392            1,634            6,110           (1,584)
                                               -----------      -----------      -----------      -----------

CONTRIBUTIONS
   Employer                                        105,107          103,862          126,227           53,509
   Participants                                    160,914          162,817          205,417           85,068
   Rollovers                                        99,048           38,707           91,439           16,227
 LOAN PAYMENTS                                       2,608            2,503            3,043            2,661
                                               -----------      -----------      -----------      -----------

                                                   367,677          307,889          426,126          157,465
                                               -----------      -----------      -----------      -----------
         TOTAL ADDITIONS                           377,069          309,523          432,236          155,881
                                               -----------      -----------      -----------      -----------

DEDUCTIONS FROM NET ASSETS
   Benefits paid                                     6,264            4,999            4,784            1,676
                                               -----------      -----------      -----------      -----------
         TOTAL DEDUCTIONS                            6,264            4,999            4,784            1,676
                                               -----------      -----------      -----------      -----------

 NET INCREASE PRIOR TO INTERFUND TRANSFERS         370,805          304,524          427,452          154,205
    Transfers (to) from other funds                 20,162          (26,165)         (29,496)          (6,574)
                                               -----------      -----------      -----------      -----------
         NET INCREASE                              390,967          278,359          397,956          147,631

 NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                               119,309          130,993          131,757           67,694
                                               -----------      -----------      -----------      -----------
   End of year                                 $   510,276      $   409,352      $   529,713      $   215,325
                                               ===========      ===========      ===========      ===========

                                                                      PARTICIPANT DIRECTED
                                               --------------------------------------------------------------
                                                                 THE CASH
                                                 THE BOND        MANAGEMENT     PARTICIPANTS
                                                 FUND OF         TRUST OF          NOTES
                                                 AMERICA          AMERICA           FUND             TOTAL
                                               -----------      -----------     ------------      -----------
 INVESTMENT INCOME
     Net appreciation (depreciation)
      in fair value of investments             $    (9,663)     $      --        $      --        $   (76,027)
     Interest                                        6,019            1,477            1,655           11,349
     Dividends                                        --               --               --             79,718
                                               -----------      -----------      -----------      -----------

        Total investment income                     (3,644)           1,477            1,655           15,040
                                               -----------      -----------      -----------      -----------

CONTRIBUTIONS
   Employer                                         23,744           10,407             --            422,856
   Participants                                     35,845           26,366             --            676,427
   Rollovers                                         1,067              729             --            247,217
 LOAN PAYMENTS                                          50             --            (10,865)            --
                                               -----------      -----------      -----------      -----------

                                                    60,706           37,502          (10,865)       1,346,500
                                               -----------      -----------      -----------      -----------
         TOTAL ADDITIONS                            57,062           38,979           (9,210)       1,361,540
                                               -----------      -----------      -----------      -----------

DEDUCTIONS FROM NET ASSETS
   Benefits paid                                    10,202           17,998             --             45,923
                                               -----------      -----------      -----------      -----------
         TOTAL DEDUCTIONS                           10,202           17,998             --             45,923
                                               -----------      -----------      -----------      -----------

 NET INCREASE PRIOR TO INTERFUND TRANSFERS          46,860           20,981           (9,210)       1,315,617
    Transfers (to) from other funds                (29,302)          (9,422)          80,797             --
                                               -----------      -----------      -----------      -----------
         NET INCREASE                               17,558           11,559           71,587        1,315,617

 NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                75,982           51,204             --            576,939
                                               -----------      -----------      -----------      -----------
   End of year                                 $    93,540      $    62,763      $    71,587      $ 1,892,556
                                               ===========      ===========      ===========      ===========

See Notes to Financial Statements.

==============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
------------------------------------------------------------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS    DECEMBER 31, 1993

                                                          PARTICIPANT DIRECTED
                                         -----------------------------------------------------
                                                         THE
                                            NEW       INVESTMENT      WASHINGTON    THE INCOME
                                         PERSPECTIVE  COMPANY OF        MUTUAL        FUND OF
                                            FUND        AMERICA     INVESTORS FUND    AMERICA
                                         -----------  ----------    --------------  ----------
 INVESTMENT INCOME
     Net appreciation (depreciation)
       in fair value of investments      $     788     $  (1,308)     $    (883)     $    (542)
     Interest                                  194           218            210            119
     Dividends                                 585         2,059          1,333            661
                                         ---------     ---------      ---------      ---------

        Total investment income              1,567           969            660            238
                                         ---------     ---------      ---------      ---------

CONTRIBUTIONS
   Employer                                 36,726        40,389         45,202         18,369
   Participants                             56,137        66,475         76,424         32,181
   Rollovers                                   163           163            163           --
 TRANSFERS (TO) FROM OTHER FUNDS            24,751        23,091          9,376         16,965
                                         ---------     ---------      ---------      ---------

         TOTAL ADDITIONS                   119,344       131,087        131,825         67,753

BENEFITS PAID                                   35            94             68             59
                                         ---------     ---------      ---------      ---------

          NET INCREASE                     119,309       130,993        131,757         67,694

 NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                          --            --             --             --
                                         ---------     ---------      ---------      ---------

   End of year                           $ 119,309     $ 130,993      $ 131,757      $  67,694
                                         =========     =========      =========      =========

                                                   PARTICIPANT DIRECTED
                                         ---------------------------------------
                                                         THE CASH
                                          THE BOND      MANAGEMENT
                                          FUND OF        TRUST OF
                                          AMERICA        AMERICA         TOTAL
                                         ---------      ----------     ---------
 INVESTMENT INCOME
     Net appreciation (depreciation)
       in fair value of investments      $    (357)     $    --        $  (2,302)
     Interest                                  162            184          1,087
     Dividends                                 377           --            5,015
                                         ---------      ---------      ---------

        Total investment income                182            184          3,800
                                         ---------      ---------      ---------

CONTRIBUTIONS
   Employer                                 11,388          4,053        156,127
   Participants                             18,370          7,668        257,255
   Rollovers                                33,857        125,667        160,013
 TRANSFERS (TO) FROM OTHER FUNDS            12,185        (86,368)          --
                                         ---------      ---------      ---------

         TOTAL ADDITIONS                    75,982         51,204        577,195

BENEFITS PAID                                 --             --              256
                                         ---------      ---------      ---------

          NET INCREASE                      75,982         51,204        576,939

 NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                          --             --             --
                                         ---------      ---------      ---------

   End of year                           $  75,982      $  51,204      $ 576,939
                                         =========      =========      =========

See Notes to Financial Statements.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS                                 DECEMBER 31, 1994

    1.   DESCRIPTION OF PLAN

         The following description of the Flores & Rucks, Inc. ("Company") 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         GENERAL. The Plan was established September 1, 1993. The Plan is a defined contribution plan covering all full-time employees who have one year of service and are age twenty one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         CONTRIBUTIONS. Each year, participants may contribute from a minimum of 2% up to a maximum of 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company may contribute to the Plan an amount to be determined annually by the Board of Directors (discretionary profit sharing contribution). Under the 401(k) provisions, the Company may also make a matching contribution not to exceed 5% of participants' compensation.

         PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING. Participants are immediately vested in their contributions, plus actual earnings thereon. Participants also vest in the Company's matching and discretionary contributions portion of their accounts plus actual earnings thereon based on a five year schedule as outlined in the Plan's trust document. A participant is 100 percent vested after five years of credited service.

         INVESTMENT OPTIONS. Upon enrollment in the Plan, a participant may direct employee and employer contributions in percentage increments in any of six investment funds managed by the trustee, Capital Guardian Trust Company.

            New Perspective Fund. A fund investing in domestic and foreign equity securities.

            The Investment Company of America Fund. A fund investing in equity securities.

            Washington Mutual Investors Fund. A fund investing in equity securities.

            The Income Fund of America. A balanced fund investing in equities, bonds and short term securities.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS, CONTINUED                      DECEMBER 31, 1994

            The Bond Fund of America. A bond fund investing in long-term government and corporate bonds.

            The Cash Management Trust of America. A money market fund investing in money market instruments.

         PAYMENT OF BENEFITS. For termination of service due to death, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

         ADMINISTRATIVE EXPENSE. Costs of plan administration are paid by the Company.

         PARTICIPANT NOTES RECEIVABLE. Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from one to five years or up to twenty-five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 7% to 9 1/2%. Principal and interest are paid ratably throuGH monthly payroll deductions. During the year ended December 31, 1994, there were sixteen loans made totaling $80,797, repayments were $9,210 and the ending balance was $71,587.


    2.   SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING. The financial statements of the Plan are prepared under the accrual method of accounting.

         INVESTMENT VALUATION AND INCOME RECOGNITION. The Plan's investments are stated at fair value. Shares are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

         Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         PAYMENT OF BENEFITS.  Benefits are recorded when paid.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS, CONTINUED                      DECEMBER 31, 1994

    3.   PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


    4.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                     DECEMBER 31,
                                                                                   1994         1993
                                                                                ----------   ----------
               Net assets available for benefits per the financial statements   $1,892,556   $  576,939
                                                                                ==========   ==========
               Net assets available for benefits per the Form 5500              $1,892,556   $  576,939
                                                                                ==========   ==========

    5.   TAX STATUS

         The Internal Revenue Service has determined and informed the trustee by a letter dated January 26, 1994, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code
         (IRC).


    6.   INVESTMENTS

         The investment assets of the Plan are held by Capital Guardian Trust Company.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS, CONTINUED                      DECEMBER 31, 1994

         The following table presents the aggregate fair values for each of the Plan's significant investments, all of which represent 5% or more of the Plan's net assets.

                                                                      DECEMBER 31,
                                                       ---------------------------------------------
                                                             1994                      1993
                                                       -------------------       -------------------
                                                       SHARES      VALUE         SHARES      VALUE
                                                       ------   ----------       ------   ----------
               New Perspective Fund                    32,727   $  470,282        5,283   $   79,304
               The Investment Company of America       20,965      370,459        4,864       91,046
               Washington Mutual Investors Fund        28,494      479,839        4,894       87,008
               The Income Fund of America              14,611      191,994        3,378       48,613
               The Bond Fund of America                 6,586       83,575        4,447       64,263
               The Cash Management Trust of
                 America                              135,650      135,650      113,638      113,638
                                                                ----------                ----------
               Total shares of registered
                 investment companies                            1,731,799                   483,872
               Participant loans                                    71,587                         -
                                                                ----------                ----------
                                                                $1,803,386                $  483,372
                                                                ==========                ==========


    7.   RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by The American Funds Group. The Plan Trustee is Capital Guardian Trust Company which is also part of the American Funds Group. Therefore, transactions with The American Funds Group mutual funds qualify as party in interest. While no direct fees are paid to Capital Guardian Trust Company or to The American Funds Group, certain management expenses which are netted against interest and dividend income are charged to the funds and allocated to all share owners.


    8.   SUBSEQUENT EVENTS

         Effective August 1, 1995, management plans to change the contract trustee and administrator to enable the offering of company stock as an investment option in the Plan. The Plan will also offer a total of 17 different investment options.

===============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
-------------------------------------------------------------------------------
SUPPLEMENTARY INFORMATION                                     DECEMBER 31, 1994

               [PROVOST SALTER HARPER & ALFORD LLC LETTERHEAD]


         INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION



To the Trustees
Flores & Rucks, Inc. 401(k) Savings Plan
Baton Rouge, Louisiana


Our report on our audits of the financial statements of Flores & Rucks, Inc. 401(k) Savings Plan appears on page 1. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes, and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PROVOST, SALTER, HARPER & ALFORD, L.L.C.


/s/ PROVOST, SALTER, HARPER & ALFORD, L.L.C.


May 2, 1997

==============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN                            SCHEDULE 1
------------------------------------------------------------------------------
ASSETS HELD FOR INVESTMENT PURPOSES                          DECEMBER 31, 1994


             IDENTITY OF                                                                                             FAIR
           PARTY INVOLVED                                   DESCRIPTION                SHARES        COSTS          VALUE
---------------------------------------------------------------------------------------------------------------------------
                                         Cash equivalents:

The American Funds Group                  The Cash management Trust of America        135,650     $  135,650     $  135,650

                                         Common Investment Funds:
The American Funds Group                  New Perspective Fund                         32,727        491,700        470,282

The American Funds Group                  The Investment Company of America            20,965        388,613        370,459

The American Funds Group                  Washington Mutual Investors Fund             28,494        497,285        479,839

The American Funds Group                  The Income Fund of America                   14,611        202,656        191,994

The American Funds Group                  The Bond Fund of America                      6,586         91,257         83,575
                                                                                                  ----------     ----------

                                                                                                  $1,807,161     $1,731,799
                                                                                                  ==========     ==========

==============================================================================
FLORES & RUCKS, INC. 401(k) SAVINGS PLAN                             SCHEDULE 2
------------------------------------------------------------------------------
REPORTABLE TRANSACTIONS                                      DECEMBER 31, 1994



                                                   NUMBER OF                TOTAL          TOTAL             NET
                                              ------------------           PURCHASE       SELLING           GAINS
                                              PURCHASES    SALES            PRICE          PRICE            (LOSS)
                                              ---------    -----            -----          -----            ------

New Perspective  Fund                            56                      $  424,128     $     --          $
The Investment Company of America                44                         329,315           --             --
Washington Mutual Investors Fund                 47                         449,151           --             --
The Income Fund of America                       47                         163,950           --             --
The Bond Fund of America                         42                          70,691           --             --
The Cash Management Trust of America            145                       1,544,221           --             --
New Perspective  Fund                                        10              10,968         11,164            196
The Investment Company of America                            23              32,894         32,864            (30)
Washington Mutual Investors Fund                             19              39,656         39,426           (230)
The Income Fund of America                                    7              10,415         10,122           (293)
The Bond Fund of America                                     22              43,903         41,715         (2,188)
The Cash Management Trust of America                         63           1,522,209      1,522,209           --

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLORES & RUCKS, INC. 401(k) SAVINGS PLAN

By:  Flores & Rucks, Inc.,
     Plan Administrator


/s/ Robert L. Belk                                               June 27, 1997
-------------------------------------------------
Robert L. Belk
Senior Vice President and Chief Financial Officer

                                                                       EXHIBIT A


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Flores & Rucks, Inc., dated July 18, 1995, of our report dated May 2, 1997, included in this Annual Report on Form 11-K.


/s/ Provost, Salter, Harper & Alford, L.L.C.

Baton Rouge, Louisiana
June 27, 1997